Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Speedware Corporation Inc.

We consent to the use of our report dated November 23, 2004 (except as to note 20, which is as of February 1, 2005) included in the registration statement of Activant Solutions Holdings Inc. on Form S-1, with respect to the consolidated balance sheets of Speedware Corporation Inc. as of September 30, 2002, 2003 and 2004 and the related consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended September 30, 2004, and to the reference to our firm under the heading “Experts” in the preliminary prospectus.

/s/ KPMG LLP

Montreal, Canada
May 31, 2005